EXHIBIT 99.1

HOUSEHOLD INTERNATIONAL, INC. AND SUBSIDIARIES

DEBT AND PREFERRED STOCK SECURITIES RATINGS

	Standard &	Moody’s
	Poor’s	Investors
	Corporation	Service	Fitch, Inc.

At March 31, 2004
Household International, Inc.
Senior debt	A	A2	A
Preferred stock	BBB+	Baa1	A-
Household Finance Corporation
Senior debt	A	A1	A
Senior subordinated debt	A-	A2	A-
Commercial paper	A-1	P-1	F-1
HFC Bank plc
Senior debt	A	A1	A
Commercial paper	A-1	P-1	F-1
Household Bank (SB), N.A
Senior debt	A	A1	A